[Letterhead of Jefferies Group, Inc.]

July 2, 2009
Via EDGAR — CORRES
Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 File Number 001-14947
Dear Mr. Woody:
     As discussed telephonically with the staff on June 29, 2009, we will disclose future downgrades to our long-term debt ratings, if any, in our periodic reports.
     Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,
/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary